EXHIBIT 4.81

(1)
INVESTEC BANK LIMITED

(2)           DRDGOLD LIMITED

LOAN AGREEMENT
(Reference Number : DRD 003)

THIS LOAN AGREEMENT is dated 10 December 2004
BETWEEN
(1)
INVESTEC BANK LIMITED (incorporated in South Africa with registered number:
1969/004763/06) whose registered office is at 100 Grayston Drive, Sandown, Sandton (“IBL”)
(2)
DRDGOLD LIMITED (formerly DURBAN ROODEPOORT DEEP, LIMITED) (incorporated in
South Africa with registered number: 1895/00926/06) whose registered office is at 45 Empire
Road, Parktown, Johannesburg (“DRD”)
WHEREAS
IBL has agreed to make a loan of ZAR 100,000,000.00 (One Hundred Million Rand) to DRD subject to the terms and conditions set out in this Loan Agreement.
1.
FACILITY

1.1
IBL agrees to make available a loan facility (the “Facility”) to DRD subject to the terms and conditions set out in this Loan Agreement. Reference to the ‘Facility” herein shall be that part of the Facility is drawn down at any time.

1.2
The total amount of the Facility is ZAR 100,000,000.00 (one Hundred Million Rand) which may be drawn down subject to the terms hereof.

2.
PURPOSE
The Facility shall be used by DRD for general funding purposes.
3.
CONDITIONS PRECEDENT
DRD shall not be entitled to draw down any part of the Facility until IBL has received as conditions precedent, in each case in the form and substance satisfactory to it, the documents, items and evidence specified in the Schedule to this Loan Agreement.
4.
DRAWDOWN
4.1
Subject to the satisfaction of the conditions precedent specified in Clause 3, DRD may draw down up to ZAR20,000,000.00 (Twenty Million Rand) of the Facility on the day after signature hereof or any time thereafter but not later than the third day following signature hereof provided that DRD has given to IBL on the Business Day before the date of the proposed drawdown, notice of the proposed drawdown, such notice to be irrevocable and in a form acceptable to IBL.

4.2
The balance of the Facility may be drawn down at IBL’s discretion. Any draw down notice shall be given in the form referred to in clause 4.1.

4.3
IBL may refuse to honour any draw down notice in its sole discretion.

5.
REPAYMENT

5.1
IBL shall, in its sole discretion and determination, be entitled at any time to call for repayment of any portion of the Facility as is drawn down at any time by delivering a notice (the “Repayment
Notice” to this effect in accordance with the terms hereof. The date of delivery of this notice shall be the “Recall Date” for the purpose of this Loan Agreement.

5.2
Upon receipt of the Repayment Notice DRD may elect to repay the Facility in cash or by the issue of Shares (as defined below) to IBL or DRD may elect to repay the Facility partly in cash and partly by the issue of Shares. This election shall be exercised by the delivery of a notice (the
“Election Notice”) to IBL within one business day of the Recall Date. A failure to deliver an
Election Notice shall be deemed by IBL to be an election by DRD to repay the Facility in cash.

5.3
In the case of a repayment of the Facility in cash or any part repayment in cash such repayment shall be made together with accrued interest thereon within 3 Business Days of the Repayment
Notice.

5.4
The delivery of an Election Notice that the Facility shall be redeemed by the issue of Shares or partly by the issue of Shares shall be irrevocable.

5.5
In the case of a repayment by the issue of Shares, the provisions relating to interest shall not apply. Where repayment is partly in cash and partly by the issue of Shares the provisions relating to interest shall apply solely to that part of the Facility repaid in cash.

6.
PREPAYMENT

6.1
DRD may prepay the Facility without premium or penalty in whole or in part (but if in part, any prepayment shall be in integral multiples of Five Million Rand) and shall be paid solely on the last day of any Interest Period provided that DRD shall have given IBL not less than 3 Business Day prior notice (which shall be irrevocable and binding). Such prepayment shall be made together with accrued interest on the amount prepaid.

6.2
DRD may not make any prepayment except in accordance with this Clause.

7.
INTEREST PERIODS

7.1
The period during which the Facility is outstanding will be divided into successive periods (each an
“Interest Period”). The first Interest Period relating to the Facility shall commence on the drawdown date and each subsequent Interest Period shall commence on the expiry of the preceding Interest Period. Each Interest Period will be of a duration for one month provided that:
7.1.1     if any Interest Period ends on a day which is not a Business Day, such Interest Period shall be extended to the next Business Day unless that would extend the Interest Period into the next following calendar month, in which event that Interest Period shall be shortened so as to end on the immediately preceding Business Day.
8.
INTEREST

8.1
Subject to Clause 9 below the rate of interest applicable to the Facility during each Interest Period shall be the rate per annum determined by the Calculation Agent to be the:
8.1.1 Three month – JIBAR – Reference Banks plus 300 interest basis points.
8.2
Interest is payable in arrears on the last day of each Interest Period and is calculated on the basis of the actual number of days elapsed and a 365 day year.

8.3
Any certificate of determination by IBL as to any rate of interest payable in respect of the Facility shall (save for manifest error) be prima facie proof of the amount owing and shall constitute a liquid document for provisional sentence or default judgement purposes.

9.
ADDITIONAL INTEREST
Without prejudice to any other rights IBL may have, if DRD fails to pay any sum payable under this Loan Agreement on its due date, it will pay to IBL interest on such sum from the date of such failure to the date of actual payment (both before and after judgement) at 3 percent per annum over the costs of funds to IBL for such period as it remains in default. Such interest shall be payable at any time on demand.

10.
FEE

DRD shall pay to IBL a fee determined to be 4% of the Facility which is drawn at any time and from time to time. This Fee shall be paid in cash and shall be payable upon drawdown of the respective portion of the Facility.
11.
REPAYMENT BY THE ISSUE OF SHARES

11.1.     Any issue of Shares under these terms shall be subject to and in compliance with the shareholder approval requirements of the Nasdaq Marketplace Rules 4350 (i)(B), (C) and (D) and the JSE
Securities Exchange South Africa (“JSE”) Requirements. Except in accordance with the Nasdaq
Marketplace Rules or an approval or exemption obtained from Nasdaq, IBL will not at any time hold 20% or more of the Shares outstanding or the voting power of DRD after the transaction.
The parties agree that they will amend this agreement as may be necessary to reflect any limitations placed on the agreement by Nasdaq or the JSE.

11.2.     All Shares to be issued in repayment of the Facility or part of the Facility shall become issuable no later than the 60
th
calendar day following the Recall Date. For the purpose hereof, the period from the Recall Date to and including the 60
th
calendar day following the Recall Date shall be
referred to as the ‘Redemption Period” and the final day of this period shall be referred to as the
“Final Redemption Day”.

11.3.     In respect of any amount of the Facility that is recalled by IBL and which is to be re-paid by the issue of Shares, IBL may elect to have such redemption made in tranches (each a “Redemption
Tranche”), subject to each Redemption Tranche representing a repayment of at least Five Million
Rand of the Facility.

11.4.     During the Redemption Period IBL shall telephonically notify DRD of the terms of a Redemption
Tranche and confirm this notification by facsimile (the “Redemption Notification”). The date of such telephonic notification shall be a “Redemption Notification Date”.

11.5.    Upon the delivery of a Redemption Notification the number of Shares determined in accordance with 11.6 shall be immediately issuable and be issued and delivered to IBL within 10 days of the
Redemption Notification Date.

11.6.    The number of Shares to be issued in respect of any Redemption Tranche shall be determined by dividing the Rand Facility Redemption Amount by the Rand Purchase Price, where;

“Rand Facility Redemption Amount” means the amount of the Facility being redeemed in any
Redemption Tranche as specified in the Redemption Notification relating thereto.

“Rand Purchase Price” means an amount in Rand equal to the simple average of the Daily Volume
Weighted Average Price of the Shares on the Exchange for the 10 Exchange Business Days
immediately preceding the Redemption Notification date.
“Daily Volume Weighted Average Price” means an amount in Rand, calculated to the 4  decimal th

place, determined to be the total daily value of all main board trades on the Exchange divided by the total daily volume of all main board trade on the Exchange.
11.7.    Any part of the Facility remaining to be repaid in the Final Redemption Date shall be deemed to be the subject to a Redemption Notification deemed to be delivered on the Final Redemption Day.

12.
FEES AND EXPENSES

12.1     DRD will pay to IBL on demand all expenses (including legal and out-of-pocket expenses and together with Value Added Tax if any thereon) on a full indemnity basis incurred by IBL in connection with the enforcement of or preservation of any rights under this Loan Agreement or otherwise in respect of any monies owing hereunder.

12.2
DRD will pay all stamp, documentary registration and other similar duties (including any payable by IBL) in connection with this Loan Agreement and/or any document entered into pursuant hereto. DRD shall bear all costs relating to the issue of any Shares which have been issued or are likely to be issued in connection with the repayment of the Facility or part thereof.

12.3
Each party shall bear its own expenses in connection with the preparation and finalization of the
Loan Agreement.

13.
PAYMENTS

13.1
DRD will make all payments and deliveries under or in respect of this Loan Agreement on the due date for value and immediately available funds to IBL at such accounts as IBL may from time to time instruct DRD.

13.2
If any payment becomes due on a day which is not a Business Day, the due date of such payment will be extended to the next Business Day unless such business day is in a new calendar month in which case such payment shall be made n the immediately preceding Business Day.

13.3
DRD will make all payments under the Facility without set-off or counter-claim and free and clear of any withholding or deduction (save as required by law) for any present or future taxes, levies, duties or other charges. If DRD is obliged by law to make any such withholding or deduction,
DRD will pay to IBL in the same manner and at the same time additional amounts to ensure that
IBL receives a net amount equal to the full amount which it would have received if no such deduction or withholding had been required. DRD shall deliver to IBL on demand a certificate of deduction or other evidence satisfactory to IBL that any amount withheld or deducted has been paid to the appropriate authority.

13.4
IBL will maintain an account or accounts evidencing the amounts from time to time owing to it under the Facility. Such account or accounts shall (save for manifest error) be prima facie evidence of the amounts from time to time owing by DRD hereunder.

14.
REPRESENTATIONS AND WARRANTIES BY DRD
DRD represent and warrants to IBL on the date of this Loan Agreement and on each date that the
Facility is available or outstanding (with reference to the facts and circumstances then existing), as follows:
14.1
DRD is duly incorporated and validly existing under the laws of South Africa and has power to enter into this Loan Agreement.

14.2
All necessary corporate and other action to authorize the entry into and performance of this Loan
Agreement, including the requirements of the rules and regulation of the JSE, has been taken by
DRD, except for the shareholder approvals that may be required under the Nasdaq Marketplace
Rules 4350 (i)(B), (C) and (D) and the regulation of any Shares issued pursuant to this Loan
Agreement under the US Securities Act of 1933, as amended (the “Securities Act”), or the state securities laws of any US State;

14.3     This Loan Agreement constitutes its legal, valid and binding obligations in accordance with its terms, has been duly authorized and executed by it and does not and will not breach its
Memorandum and Articles of Association or other relevant constitutional documents or any agreement or obligation by which it is bound or violate any applicable law;

14.4     Its obligations under this Loan Agreement are its unconditional and unsubordinated obligations and rank at least pari passu with all other of its unsecured and unsubordinated indebtedness; and

14.5     All approvals, authorizations, consents, licenses, permissions and registrations which are necessary or advisable to obtain from any governmental public or other authority or without limitation any third party for the purpose of or relating to the Facility have been obtained and all provisions and conditions thereof have been complied with.

14.6
Neither DRD, any of DRD’s affiliates nor any persons acting on behalf of them have engaged, or will engage in any directed selling efforts with respect to the Shares issued under this Loan
Agreement (it being acknowledged that DRD is not making this representation and warranty with respect to actions of IBL or its affiliates).

15.
REPRESENTATIONS AND WARRANTIES BY IBL IN THE CASE OF ANY REPAYMENT BY
THE ISSUE OF SHARES
Terms used in this section 15 have the meaning given to them by Regulation S under the
Securities Act.
15.1 IBL represent and warrants to DRD as follows:

15.1.1  IBL is not a U.S. person and if DRD issues Shares to IBL under this Loan Agreement, IBL will acquire those Shares in an offshore transaction pursuant to Regulation S. If IBL decides to offer, resell, pledge or otherwise transfer the Shares issued under this Loan Agreement it will only do so in an offshore transaction in accordance with the provisions of Rule 903 of Regulation S;

15.1.2   No sale, pledge, resale or other transfer of the Shares which may be delivered hereunder has been or will be made so as to transfer the Shares issued under this Loan Agreement into the
United States or to or for the account or benefit of a U.S. person;

15.1.3   Neither IBL, any of IBL’s affiliates nor any person acting on behalf of them have engaged, or will engage in any directed selling efforts with respect to the Shares issued under this Loan
Agreement (it being acknowledged that IBL is not making this representation and warranty with respect to actions of DRD or its affiliates). IBL, each of IBL’s affiliates and any person acting on their behalf have compiled and will comply with the offering restriction requirements of Regulation
S; and

15.1.4   IBL understands that the Shares issued under this Loan Agreement (i) have not been and will not be registered under the Securities Act (ii) may not be offered or sold within the United States or to or for the account or benefit of a U.S. person and (iii) may only be resold in accordance with
Regulation S under the Securities Act IBL represents and agrees that it will offer and sell Shares issued under this Loan Agreement as part of their distribution, at any time and otherwise, until after the end of the Distribution Compliance Period, only in accordance with Rule 903 of
Regulation S, under the Securities Act.

15.1.5  IBL shall, at or prior to confirmation of a sale of Shares issued under this Loan Agreement and pursuant to Regulation S, have sent to each distributor, dealer or person receiving a selling concessions, fee or other remuneration in respect of Shares issued under this Loan Agreement before the expiration of the Distribution Compliance Period a confirmation or notice to substantially the following effect:

“The Shares covered by this notice have not been registered under the United States Securities
Act of 1933 (the “Securities Act”) and may not be offered or sold or transferred within the United
States or to or for the account or benefit of U.S. persons (i) as part of their distribution, at any time and (ii) otherwise, until after the expiration of 40 days from the later of completion of the distribution of the Shares issued or issuable under this Loan Agreement, as determined by IBL and certified to DRD, except in either case in accordance with Rule 903 of Regulation S under the
Securities Act. The Shares covered by this notice may not be deposited in any unrestricted
American Depository Receipt Program relating to the Shares. You must not directly or indirectly engage in any short selling or hedging transaction with regard to the Shares, except as permitted by the US federal securities laws, Nasdaq Rules, JSE Requirements and the regulations thereunder. Terms used above have the meaning given to them by Regulation S”.
15.1.6  IBL agrees that it will not directly or indirectly engage in any short selling or hedging transactions with regard to the Shares issued under this Loan Agreement except as permitted under the US federal securities laws, Nasdaq Rules, JSE Requirements and the regulations thereunder.

15.2     Distribution Compliance Period. “Distribution Compliance Period” means a period that begins when the Shares are first issued by DRD under this Loan Agreement during a Redemption Period and continues until after the expiration of 40 days from the completion of the distribution of the
Shares issued or issuable under this Loan Agreement, as determined by IBL and certified to DRD.
IBL will give DRD written notices of the beginning of the 40 day Distribution Compliance Period and a copy of IBL’s certification of the date of completion of the distribution of the Shares within one business day of that completion.

15.3
Delivery of Shares. IBL hereby acknowledges and agrees that:

15.3.1   It and any distributor of the Shares issued under this Loan Agreement will not take delivery, in whole or in part, until it provides DRD with:
(A)  (i) a written certification that it is not a U.S. person and that the Loan Agreement has not being executed on behalf of a U.S. person; or (ii) a written opinion of counsel, reasonably acceptable to DRD, to the effect that the Loan Agreement and the Shares deliverable thereunder have been registered under the Securities Act (it being acknowledged that DRD has no obligation to register the Shares issued under this Loan Agreement) or are exempt from registration thereunder (it being acknowledged that the Shares issued under this Loan
Agreement are not eligible for resale under Rule 144A under the Securities Act); and
(B)  a written certification that IBL is not executing the Loan Agreement within the United States and that the Shares issued under this Loan Agreement are not to be delivered within the
United States, except as otherwise permitted by Rule 903 of Regulation S, unless the Shares issued under this Loan Agreement are registered under the Securities Act of an exemption from such registration is available (it being acknowledged that the Shares issued under this
Loan Agreement are not eligible for resale under Rule 144A under the Securities Act).

15.3.2   If the Shares issued under this Loan Agreement may be delivered in one or more part, IBL will provide DRD with the items specified in Section 15.3.1 above prior to each delivery.

15.4     Legend

15.4.1  Shares issued under this Loan Agreement will be issued in certificated form, any certificated representing the Shares, in whole or part, shall bear the following legend:
“The securities evidenced hereby have not been registered under the United States Securities Act of 1933, as amended (the “Securities Act”) and, accordingly, may not be offered, sold, pledged or otherwise transferred within the United States or to, or for the account or benefit, of U.S. persons except as set forth in the following sentence. By its acquisition hereof the holder(1) represents that it is not a U.S. person and is acquiring these securities in an offshore transaction in compliance with Regulation S under the Securities Act, (2) agrees that it will not offer, sell, pledge or otherwise transfer these securities except (a) to DRDGold Limited (“DRD”) or any subsidiary thereof, (b) outside of the United States to a non U.S. person in an offshore transaction in accordance with Rule 903 or Rule 904 of Regulation S (c) pursuant to a registration statement which has been declared effective under the Securities Act (and the holder understands that DRD has no obligation to cause such a registration statement to become effective) of (d) pursuant to an exemption from registration under the Securities Act (and the holder understands that these securities are not eligible to resale pursuant to Rule 144A under the Securities Act), in each case in accordance with any applicable securities laws of any state of the United States, (3) agrees that these securities may not be deposited in any unrestricted American Depositary Receipt Program relating to these securities (a) as part of the distribution of these securities, at any time (b)
otherwise, until after the expiration of 40 days from the completion of the distribution of the
Shares issued or issuable under the Loan Agreement between DRD and Investec Bank Limited
(“IBL”), as determined by IBL and certified to DRD, and, in the case of (c), in accordance with applicable United States federal and state securities laws and will deliver such certificates and legal opinions as may be requested by the issuer or the issuer’s ADR depositary, to confirm that the deposit complies with the foregoing restrictions, (4) agrees that it will deliver to each person to whom this security or an interest therein is transferred a notice substantially to the effect of this legend, and (5) agrees that it will not directly or indirectly, engage in any short selling or hedging transaction with regard to this security or any American Depositary Receipt relating to this security except as permitted by the US federal securities laws, Nasdaq Rules, JSE
Requirements ad the regulations thereunder. As used herein, the terms “offshore transaction,
“United States” and “U.S. person” have the meanings given to them by Regulation S under the
Securities Act”.
15.4.2   In addition to the legend set forth in Section 15.4.1 above, any certificate representing the rights and obligations under this Loan Agreement, in whole or in part, shall also bear the following legend:
“The securities to be issued upon the execution of this Loan Agreement have not been registered under the Securities Act and the rights and obligations under this Loan Agreement have not been registered under the Securities Act and the rights and obligations under this Loan Agreement may not be exercised in the United States or by or on behalf of any U.S. person unless registered under the Securities Act or unless an exemption from such registration is available”.

15.4.3   IBL understands that the Shares issued under this Loan Agreement will be issued to it in reliance on specific exemptions from the registration requirements of United States and state securities laws, that the Shares issued under this Loan Agreement have not been registered with any sate or federal securities commissions and that DRD is relying upon the truth and accuracy of the representations, warranties, acknowledgements and agreements of IBM set forth herein in order to determine the applicability of such exemptions.

15.4.4   IBL acknowledges for itself and each of its affiliates and any person acting on behalf of any of them that, in connection with this Loan Agreement, the Shares issued under this Loan Agreement or the American Depositary Receipts evidenced by such Shares, it has not and will not, directly or indirectly, engage in any transaction or series of transactions that, although in technical compliance with Regulation S (a) is part of a plan or scheme to evade the registration provisions of the Securities Act, or (b) would require registration of the Shares issued under this Loan
Agreement under the Securities Act.

15.5
In respect of Transfers and Subsequent Purchasers. DRD and IBL agree that neither party may transfer the rights and obligations conferred by this Loan Agreement, in whole or in part, without the prior written consent of the non-transferring party and that any transfer of the rights and obligations conferred by this Loan Agreement, in whole or in part, will be made in accordance with Regulation S. IBL agrees that, in addition to the restrictions on resale contained therein and before the expiration of the Distribution Compliance Period, it may not transfer any portion of the
Shares issued under this Loan Agreement to any party unless such party enters into an agreement with DRD containing representations, warranties and restrictions on resale substantially similar to this contained herein.

16.
RECORDAL
Any adjustment by the Calculation Agent for the purposes of this Loan Agreement shall be interpreted in accordance with the provisions contained in the Definitions. In this regard, DRD is referred, inter alia, to the definition of Potential Adjustment Event therein which, amongst others, includes any event that has a diluting or concentrative effect on the theoretical value of the
Share. Where a Potential Adjustment Event has been declared the Calculation Potential
Adjustment Agent shall make an adjustment to the terms of this Loan Agreement to reflect the extent to which the theoretical value of the Share is affected by the Potential Adjustment Event.
This provision is not intended to amend the Definitions but is intended to record the effect that a
Potential Adjustment Event may have to the terms of this Loan Agreement.
17.
UNDERTAKINGS
DRD will provide to IBL such financial and other information relating to DRD as IBL may from time to time request.
18.
ADDITIONAL COSTS
DRD will pay to IBL on demand any amount (not exceeding an amount calculated on the basis of market practice at the relevant time as certified by IBL) which IBL may from time to time certify to be necessary to compensate it for any increased costs or reduction in return resulting from compliance of any change in, or in the interpretation of, any law or regulation or any official directive or request (whether or not having the force of law) including without limitation any relating to mandatory liquid asset and special deposit requirements.
19.        ILLEGALITY
If at any time it is unlawful, or contrary to any requests from or requirement of any central bank or other fiscal monetary or other regulatory authority, for IBL to make, fund or allow to remain outstanding all or any part of the Facility, then IBL will promptly after becoming aware of the same deliver to DRD a certificate to that effect and DRD shall on such date as IBL specify repay the Facility together with accrued interest and any other amounts then due to IBL hereunder.

Where such illegality relates to the repayment of the Facility by the issue of Shares then DRD shall be obligated to repay the Facility in cash together with accrued interest and any other amounts due to IBL hereunder.

20.
EVENTS OF DEFAULT

20.1
Each of the following events will constitute and Event of Default:

20.1.1    DRD fails to pay any sum payable under this Loan Agreement on the due date; or

20.1.2  DRD fails to observe and perform any other obligations under this Loan Agreement or is in breach or becomes in breach of any representation or warranty given by it in this Loan Agreement in any respect: or

20.1.3  Any financial obligations of DRD become payable prior to their due date or any creditor in respect thereof becomes entitled to declare any such obligation payable prior to its due date or any such obligation is not paid when due or any security therefore becomes enforceable; or

20.1.4  A receiver or other similar office is appointed or in relation to DRD or the whole or any part of its undertaking, assets, rights or revenues; or

20.1.5  Any encumbrancer takes possession of or a distress, execution,sequestration or other similar process is levied of enforced upon the whole or any part of its undertaking, assets, rights or revenues; or

20.1.6  DRD ceases to carry on the whole or a substantial part of its business or stops or suspends payment of its debts or proposes or enters into any composition, scheme, compromise arrangement with or for the benefit of its creditors generally or any claims of them; or

20.1.7  DRD becomes insolvent or any petition or other action is presented or taken and any order is made by any court or any meeting is convened for the purpose of considering any resolution or any resolution is passed for the winding-up, liquidation or dissolution of DRD.

20.2     At any time after the occurrence of an Event of Default IBL may by written notice to DRD terminate its obligations under this Loan Agreement and/or demand immediate repayment of the
Facility together with accrued interest and all other sums due hereunder in cash only and DRD will comply with such demand forthwith.

21.
WAIVERS

21.1
No failure or delay on the part of IBL to exercise any power, right or remedy under this Loan
Agreement shall operate as a waiver thereof nor shall any single or partial exercise by it of any power, right or remedy preclude any other or further exercise thereof or the exercise of any other power, right or remedy.

21.2
The remedies provided in this Loan Agreement are cumulative and not exclusive of any remedies provided by law.

22.
SET-OFF

22.1
IBL may, without prior notice to DRD, apply any credit balance (whether or not then due and in whatever currency) which is at any time held by any office or branch or related company of IBL for the account of IBL in or towards satisfaction of any sum then due and payable from DRD under this Loan Agreement and in respect of which a default in payment has occurred.

22.2
For the purposes of exercising any rights under this Clause, or any rights under the general law,
IBL may convert or translate all or any part of any such a credit balance into another currency applying a rate which in its opinion fairly reflects prevailing rates of exchange.

22.3
IBL is not obliged to exercise any of its rights under this Clause, which shall be without prejudice and in addition to any rights under the general law.

22.4
In this Clause “rights under the general law” includes, but is not limited to any right of set-off, combination or consolidation of accounts, lien or similar rights which IBL has under any applicable law.

23.
INDEMNITIES
DRD shall on demand indemnify IBL against any liability, loss or expense which IBL shall certify as incurred by it as a consequence of a default in payment by DRD of any sum under this Loan
Agreement when due, any repayment or prepayment of the Facility or part thereof being received otherwise and on the last day of an Interest Period Facility; the early breaking, termination or reversing (in whole or in part) of any agreement or arrangement entered into by DRD with IBL or any third party for the purpose of or in connection with fixing, capping the rate of or otherwise hedging interest payable under this Loan Agreement or the Facility not being drawndown for any reason after a drawdown notice has been given including in any such case, but not limited to, any loss of profit and any loss or expense incurred in maintaining or funding the Facility or any sum or in liquidating or redeploying deposits from third parties acquired are contracted for in order to effect or maintain the same.
24.
CURRENCY
If, under any applicable or regulation or pursuant to a judgement or order being made or registered against or the liquidation of DRD or without limitation for any other reason, any payment under or in connection with this Loan Agreement is made or fails to be satisfied in a currency (“the payment currency”) other than the currency which such payment is expressed to be due under or in connection with this Loan Agreement (“the contractual currency”) then, to the extent that the amount of such payment actually received by IBL, when converted into the contractual currency at the applicable rate of exchange, falls short of the amount due under or in connection with this Loan Agreement DRD as a separate and independent obligation shall indemnify and hold harmless IBL against the amount of such shortfall. For the purposes of the
Clause, the “applicable rate of exchange” means the rate at which IBL is able on or about the date of such payment to purchase, in accordance with its normal practice, the contractual currency with the payment currency and shall take into account (and DRD shall be liable for) any premium, or other costs of exchange including any taxes incurred by reason of any such exchange.
25.
COUNTERPARTS
This Loan Agreement may be executed in any number of counterparts in which case this Loan
Agreement will be as effective if all signatures on the counterparts were on a single copy of this
Loan Agreement.
26.
ASSIGNMENT

26.1
DRD may not assign or transfer any of its rights or obligations under this Loan Agreement.

2.6.2      Subject to the provisions of Clause 15.5 hereof IBL may assign or transfer all or any of its rights and obligations under this Loan Agreement to any person. DRD will enter into all documents specified by IBL to be necessary to effect any such assignment or transfer.

27.
NOTICES

27.1
Every notice or other communication under this Loan Agreement shall be in writing and may be delivered by letter or facsimile transmission despatched to the other party at its address or facsimile numbers stated below or such other address or facsimile number as may from time to time be notified to the other party for this purpose. Each party chooses the following addresses as their respective domicilium citandi et executandi.
Investec Bank Limited

All notices to be addressed for the attention of Milton Samios, Investec Bank Limited, 100
Grayston Drive, Sandown Sandton.

Facsimile Number : (011) 286 7371

DRDGOLD LIMITED

Address: 45 Empire Road, Parktown, Johannesburg / For the attention of Anton Lubbe.
Facsimile Number: +27 (11) 482 1022
27.2
Every notice or other communication shall, unless otherwise provided for in this Loan Agreement be effective when actually received.

28.
LAW

28.1
This Loan Agreement shall be governed by and construed in accordance with South African law.

28.2
The parties irrevocably agree that the courts of South Africa shall have jurisdiction to hear and determine a suit, action or proceeding, and to settle any disputes, which may arise out of or in connection with this Loan Agreement and for such purposes hereby irrecoverably submit to the jurisdiction of such courts.

28.3
Nothing contained in this clause shall limit the right of IBL to take proceedings against DRD in any other court of competent jurisdiction, nor shall the taking of any such proceedings in one or more jurisdictions preclude the taking of proceedings in any other jurisdiction, whether concurrently or not (unless precluded by applicable law).

29.
INTERPRETATION
In this Agreement:
29.1 This agreement is referred to herein as the “Loan Agreement”.

29.2      This Loan Agreement incorporates and is subject to the terms of the ISDA Master Agreement between the parties which is executed and delivered as a condition precedent hereto (the “ISDA
Agreement”).

29.3      This Loan Agreement is subject to and incorporates the 2000 ISDA Definitions and the 2002
Equity Derivative Definitions ( the “Definitions”) as published by the International Swaps and
Derivatives Association, Inc. (“ISDA”).

29.4     In the event of any inconsistency between the Loan Agreement and the ISDA Agreement, the
Loan Agreement shall prevail. In the event of any inconsistency between the Definitions and the
Loan Agreement, the Loan Agreement shall prevail.
29.5     The Loan Agreement constitutes a Confirmation as defined and referred to in the ISDA
Agreement.

29.6
“Business Day” means a day on which banks are open for business in South Africa;

29.7
“Final Closing Date” means the final date that DRD delivers Shares to IBL under Section 11 of the
Loan Agreement.

29.8
“Share” and “Shares” means ordinary fully paid shares of DRDGold Limited which are listed on the
JSE Securities Exchange South Africa (“JSE”) and which may be identified by the JSE code “DRD”;
and

29.9
For the purposes of this Loan Agreement the following elections shall be made in respect of terms defined in the Definitions;
“Exchange” means the JSE Securities Exchange South Africa.
“Business Day Conventions” means “Following”.
“Related Exchange(s)” means “All Exchanges” as defined in the Definitions.
“Calculation Agent” means Investec Bank Limited.
“Clearance System” means STRATE
For the purpose of “Adjustments”, “Method of Adjustment” shall be “Calculation Agent
Adjustment”.

For the purpose of “Extraordinary Events”. The following elections are made:

in respect of “Consequences of Merger Events”/ modified calculations Agent Adjustment” in the case of “Share-for-Share”, “Share-for-Other” and “Share for Combined”,

and in respect of “Consequences of Tender Offers” “Modified calculation Agent Adjustment” in the case of “Share-for-Share”, “Share-for –Other” and “Share for Combined”,

“Composition of Combined Consideration” shall be “Not Applicable”, and

Calculation Agent Adjustment shall apply in respect of “Nationalisation, Insolvency or Delisting”.

“Non-Reliance” shall be “Applicable”.

“Agreements and Acknowledgements regarding regarding Hedging Activities” shall be
“Applicable”.

Additional Acknowledgements shall be “Applicable”.
IN WITNESS whereof this Loan Agreement has been executed on the date stated above.

SCHEDULE

CONDITIONS PRECEDENT

1.
The execution and delivery of the ISDA Master Agreement referred to herein together with the documents referred to in Part 3 of the Schedule thereto.

2.
Certified Copy of the resolution of the Board of Directors of DRD approving the execution of this
Loan Agreement and the terms hereof.

3.
DRD shall procure that its rights under Transactions in existence between it and Eskom Holdings
Limited which are governed by the terms of an ISDA Master Agreement, as at the date of signature hereof, are ceded to IBL as security for the performance by DRD of all its obligations to
IBL.

Signed by

For and on behalf of
DRDGOLD LIMITED

/s/ Anton Lubbe
Divisional Director: Growth and Technical Services

In the presence of:-
/s/ Alet Beyers
Financial Accountant

Signed by

/s/ Investec Bank Limited

For and on behalf of
INVESTEC BANK LIMITED
In the presence of:-